10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Upgrades Lost Creek Property Mineral Resource Estimate

Littleton, Colorado (PR Newswire – March 02, 2012) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) (“Ur-Energy” or the “Company”) is pleased to announce that it has issued a mineral resource update for the Company’s Lost Creek Property. The Company has prepared a technical report to update the mineral resource estimate following the 2011 drill program and further evaluation of historical drilling records on the Property. The updated resource estimate results in notable increases of all three categories of mineral resources (Measured, Indicated and Inferred) at the Lost Creek Property. This result does not yet include an evaluation of the property interests recently acquired and announced on February 29, 2012. The Company anticipates the preparation of a further update of the mineral resource estimate and the economic analysis of the Lost Creek Property in respect of these new property interests.

Ur-Energy is currently completing mine planning and permitting activities to bring Lost Creek into production. At this time, the Lost Creek Project awaits the sole remaining regulatory approval, the Record of Decision from the U.S. Bureau of Land Management, in respect of the project’s Plan of Operations. Based on agency guidance, the Record of Decision should be forthcoming in early summer, 2012. The Company plans to begin construction at the Lost Creek Project during the summer of 2012 and begin production in the spring of 2013.

Ur-Energy generated this technical report of the Lost Creek Property in accordance with Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Properties. This technical report supersedes the March 16, 2011 NI 43-101 Preliminary Assessment prepared by TREC, Inc. and Behre Dolbear & Company (USA), Inc. The February 29, 2012 technical report presents the following mineral resource estimate using the GT contour method.

Resource Classification	Tons (Millions)	Grade %U3O8	Pounds U3O8 Millions
Measured	2.69	0.055	2.94
Indicated	2.41	0.058	2.82
Inferred	2.06	0.052	2.02

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.
4.	Typical ISR industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. This 0.3 GT cutoff was used in this evaluation without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards).

The resources classified as Measured and Indicated occur entirely within the Lost Creek Project area. The Lost Creek Project area also has 1.02 million pounds of Inferred Mineral Resource contained in 938,800 short tons with an average grade of 0.054% eU3O8. No resources had been reported previously for the LC North or LC South Project areas. However, geologic evaluation of the historic data and wide-spaced testing of fronts during the 2010 and 2011 drilling programs revealed several occurrences of “ore quality” mineralization within those project areas. As a result, 1.00 million pounds of Inferred Mineral Resource, contained in 1,124,000 short tons with an average grade of 0.045% eU3O8 are reported in the new technical report. The new Inferred Mineral Resources are mainly the result of wide spaced spot-testing of identified alteration fronts. As such, additional exploration and close spaced drilling will be pursued to determine their potential.

Ur-Energy Vice President of Exploration John Cash stated, “This is the first time Ur-Energy has reported NI 43-101 compliant resources on the adjoining project areas that make up the Lost Creek Property. The recognition of these resources demonstrates the potential for resource expansion on Ur-Energy’s greater Lost Creek Property area.”

The economic analysis performed in March 2011 as part of the Preliminary Assessment (TREC) has been verified to be within the sensitivities contemplated at the time. It was determined that the 2011 economic analysis is still valid, and the review and verification is presented in this Preliminary Economic Assessment. The analysis is based on the Lost Creek Project main mineral trend resource and production estimates. The 2011 drilling program was largely focused on areas outside of the main mineral trend and therefore had no significant impact, positive or negative, on the mineral resources that formed the basis of the March 2011 economic analysis completed by TREC, Inc. Based upon historic drill data owned by the Company as well as data received with the newly acquired properties, Ur-Energy anticipates the release of a further resource estimate and updating of the economics of the Lost Creek Property.

Wayne Heili, President and CEO of the Company stated, “While this technical report affirms both the technical and economic viability of the Lost Creek Project, it also brings the welcome result of a substantial upgrade to the resource base available on the Property. Ur-Energy’s shareholders can now look forward to forthcoming updates to the Lost Creek Preliminary Economic Assessment that will include the geologic evaluation of our substantial 2012 property acquisitions.”

In compliance with NI 43-101, the reader should be advised that the Preliminary Economic Assessment is preliminary in nature, that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The full report titled “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” dated February 29, 2012 is available on the Company’s profile on SEDAR (www.sedar.com) and on EDGAR (http://www.sec.gov/edgar.shtml).

John K. Cooper, SME Registered Member, and Catherine L. Bull, P.E., each a Qualified Person, and authors of the February 29, 2012 “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” have supervised the preparation of and reviewed the technical information in this news release.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the technical and economic viability of the Lost Creek Project (including the projections contained in the preliminary economic analysis); receipt of (and related timing of) the Record of Decision of the US Bureau of Land Management, and the Company’s related timing for commencement of construction and operations; the Lost Creek Project will advance to production and the production timeline; the potential to develop additional resources on the various projects forming the Lost Creek Property) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.